VF 2-17-05

05035736

ITED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 14 2005 WASHINGTON, D.C.

SEC FILE NUMBER
8- 40430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sal Oppenheim Jr & CIE Sec.,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Gulino (212) 888-8633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Ave (Address) New York City (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred J. Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal Oppenheim Jr. & CIE Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Signature

Vice-President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 14 2005
WASH. D.C. 202

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sal. Oppenheim, Jr. & Cie. Securities, Inc.

We have audited the accompanying statement of financial condition of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 26, 2005

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 965,787
Commissions receivable from affiliates	233,321
Service fees receivable from affiliate	30,000
Prepaid expenses	8,589
Furniture and equipment at cost, net of accumulated depreciation and amortization	19,331
Deposits	104,051
Total Assets	$1,361,079

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 600,248
Stockholder's Equity	
Common stock - $.01 par value:	
Authorized - 1,000 shares	1
Issued and outstanding - 100 shares	
Additional paid-in capital	1,084,307
Retained deficit	(323,477)
Total Stockholder's Equity	760,831
Total Liabilities and Stockholder's Equity	$1,361,079

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 - Organization and Business:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (the "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., a limited partnership formed under the laws of the Federal Republic of Germany.

The Company operates out of an office in New York City.

The Company's principal business is introducing German and Swiss securities transactions on a fully disclosed basis to its parent, for which it receives one-third to all of the total commission charged on each transaction. The Company's clients are institutional and are located principally throughout the United States.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Commissions are earned on a trade date basis. Service fees are recognized as the services are completed.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was $15,240.

Note 4 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of DECEMBER 31, 2004, the Company had net capital of $365,539 which exceeded its requirement by $265,539. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2004 this ratio was 1.64:1.

Note 5 - Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2005	$ 77,228
Year ended December 31, 2006	77,228
Year ended December 31, 2007	77,228
Year ended December 31, 2008	77,228
Year ended December 31, 2009	77,228
	$ 386,140

Note 6 - Current Vulnerability Due to Certain Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from United States investors should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2004, the Company provided services to two major customers, resulting in revenues of approximately 30% of the Company's total revenues.

Note 7 - Corporate Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The Company has available to it net operating loss carryforwards of approximately $1,100,000 to offset future corporate income. For purposes of deferred income taxes the carryforwards are not recognized as an asset of the Company owing to a valuation allowance against them.